2525 Shader Road
Orlando, FL 32804
Phone (407) 298-2000 X146
Fax (407) 578-7731

June 12, 2008

Ms. Angela Crane
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Reply to your letter dated May 30, 2008 regarding “Comments on Form 10-K for the year ended December 31, 2007.”

Dear Ms. Crane:

In response to your letter dated May 30, 2008 regarding comments and questions you have in relation to our Form 10-K for the year ended December 31, 2007, please find below our responses to your comments:

1.	Revise future filings to define the financial ratios and minimum net worth levels required in your financial covenants.

We will revise our future filings accordingly.  Set out below is a proposed form of disclosure regarding the Company’s debt financings that the Company would use in future filings.

On October 14, 2004, MtronPTI, entered into a loan agreement with FNBO (the “FNBO Loan Agreement”).  The FNBO Loan Agreement provides for a short-term credit facility of up to $5,500,000 (the “FNBO Revolving Loan”).  The provisions of the FNBO Revolving Loan were subsequently amended, most recently on August 1, 2007.  The principal balance of the FNBO Revolving Loan currently bears interest at 30-day LIBOR plus 2.1%, with interest only payments due monthly and the final payment of principal and interest due on June 30, 2008.  At [INSERT DATE], the amount outstanding under the revolving credit loan was [$XX].

The FNBO Loan Agreement also provides for a term loan in the original principal amount of $2,000,000 (the “FNBO Term Loan”).  The provisions of the FNBO Term Loan were subsequently amended, most recently on January 24, 2008.  Under such amendment, the original principal amount of the FNBO Term Loan is approximately $1,410,000, and the principal balance bears interest at 30-day LIBOR plus 2.1%, with principal and interest payments due monthly and the final payment of principal and interest due January 24, 2013.

The FNBO Loan Agreement contains a variety of affirmative and negative covenants, including, but not limited to, financial covenants that MtronPTI maintain: (i) an excess of current assets over current liabilities of not less than $2 million; (ii) tangible net worth of not less than $4.2 million, (iii) a ratio of current assets to current liabilities of not less than 1.2 to 1.0; (iv) a ratio of total liabilities to tangible net worth of not greater than 4.0 to 1.0; and (v) a fixed charge ratio of 1.2 to 1.0.  At [INSERT DATE], the Company was in compliance with these covenants.

All outstanding obligations under the FNBO Loan Agreement are guaranteed by the Company.

In connection with the FNBO Term Loan, MtronPTI entered into a separate interest rate swap agreement with FNBO from which it receives periodic payments at the LIBOR Base Rate and makes periodic payments at a fixed rate of 5.60% through the life of the FNBO Term Loan.  The Company has designated this swap as a cash flow hedge in accordance with FASB 133 “Accounting for Derivative Instruments and Hedging Activities”.  The fair value of the interest rate swap at [INSERT DATE] is [INSERT VALUE] net of any tax effect, and is included in “swap liability on hedge contracts” on the condensed consolidated balance sheets.  The value is reflected in other comprehensive loss, net of any tax effect.

On September 30, 2005, MtronPTI entered into a loan agreement (the “RBC Loan Agreement”) with RBC Centura Bank (“RBC”), which provides for a loan in the original principal amount of $3,040,000 (the “RBC Term Loan”).  The RBC Term Loan bears interest at LIBOR Base Rate plus 2.75% and is being repaid in monthly installments based on a 20 year amortization, with the then remaining principal balance and interest due on the fifth anniversary of the RBC Loan Agreement.  The RBC Loan Agreement contains a variety of affirmative and negative covenants, including, but not limited to, financial covenants that MtronPTI maintain: (i) a ratio of total liabilities to tangible net worth of at least 4.0 to 1.0; (ii) tangible net worth of at least $4.2 million; and (iii) a fixed charge coverage ratio of not less than 1.2 to 1.0.  At [INSERT DATE], the Company was in compliance with these covenants.

All outstanding obligations under the RBC Loan Agreement are collateralized by security interests in the assets of MtronPTI and guaranteed by the Company.

In connection with the RBC Term Loan, MtronPTI entered into a five-year interest rate swap from which it receives periodic payments at the LIBOR Base Rate and makes periodic payments at a fixed rate of 7.51% with monthly settlement and rate reset dates.  The Company has designated this swap as a cash flow hedge in accordance with FASB 133 “Accounting for Derivative Instruments and Hedging Activities”.  The fair value of the interest rate swap at [INSERT DATE] is [INSERT VALUE] net of any tax effect, and is included in “swap liability on hedge contracts” on the condensed consolidated balance sheets.  The value is reflected in other comprehensive loss, net of any tax effect.

2.
We note that you include revenue recognition as one of your critical accounting estimates.  Your discussion herein does not discuss the nature of any estimates regarding the company’s revenue recognition.  The disclosure merely repeats the policies from your significant accounting policies footnote without elaboration.  Your disclosure should supplement, not duplicate, the description of your accounting policies that are already disclosed in the notes to the financial statements.  Your discussion should present your analysis of the uncertainties involved in applying accounting principles, specifically address why your accounting estimates bear the risk of change, how you arrived at the estimate, whether that estimate is reasonably likely to change, etc.  Please revise in future filings.  We refer you to SEC Release No. 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Our revenue recognition policy does not include any estimates.  As discussed further in our response to your comment 4, the Company does not accept returns.  Any product sent back to the Company that does not meet customer specifications is treated as a warranty matter and does not affect revenue recognition.

3.
We note that you recognize revenue upon shipment.  We also note your disclosure on pages 2 and 8 that your products are “custom designed highly-engineered electric components.”  Given the customization of your products please explain any customer acceptance provisions included in your sales agreements.  For example, tell us if your customers have the right to test the equipment prior to acceptance.  In addition, tell us about any obligations you have, if any, subsequent to shipment.  Please include a clear discussion of the agreements, which would indicate that the revenue recognition criteria outlined in SAB 104 has been met.

We test our products prior to shipment in order to insure that they meet each customer’s requirements based upon specifications received from  each customer at the time its order is received and accepted.  As discussed further in our response to your comment 4, the Company does not accept returns.  All customer acceptance provisions that are related to required performance specifications and any other obligations of the Company regarding its products subsequent to shipment are warranty matters.

Revenue is recognized upon shipment to the customer because the Company believes that all criteria for revenue recognition have been met at that point in time.  Prior to shipment, the Company has already entered into an agreement with each customer setting the terms and specifications of the product to be delivered at a set and certain price, and with collectibility of amounts due reasonably assured.  The Company performs due diligence upon acceptance of a new customer and examines the payment history of existing customers to insure the reasonable collectibility of amounts due.  In addition, as the Company completes its own testing prior to shipment, the Company makes a determination that all customer performance specifications are met prior to shipment.

4.
In this regard, please explain your return policy, including any warranties provided to your customers and how they impact your revenue recognition.  We note the disclosure on page 17, regarding “yield losses” and increase “rework costs” at your Orlando, facility.  Explain what these costs involve and revise your disclosure in future filings to discuss in greater detail.

The Company’s return policy states that it will not accept any returns of products without prior authorization and only if the product does not meet customer specifications, in which case the product would be replaced or repaired under the Company’s warranty provisions.  As returns are not accepted, there is no adjustment needed to estimate any future returns from current sales.

The Company typically provides for a one-year warranty on its products, in which it warrants that its products will perform within the agreed upon specifications and criteria, or the Company will either replace or repair the defective product.  The Company’s warranty costs are estimated on an ongoing basis based upon historical results and current expectations, and are accounted for under FAS 5.  Historically, the Company’s warranty expense has been immaterial to the Company’s financial results.

When the Company experienced lower than historical margins, it attributed the lower margins to the Orlando facility incurring higher than normal “yield losses” and “rework costs”.  “Yield losses” and “rework costs” are costs incurred by the Company during the manufacturing process and result in higher manufacturing costs.  A “yield loss” refers to the cost of producing a relatively low amount of useful components from a certain amount of raw materials. For example, the Company may only achieve a 60% return of useful components from a specific piece of raw material that the Company anticipated would produce an 85% return.  A “rework cost” refers to the cost of fixing product errors prior to shipment, which involves additional labor and overhead expenses over and above the standard time and effort generally required to manufacture a component.

5.
We note your use of distributors to sell your products.  Please describe the terms of your arrangements with distributors, including payment, price protection, return, exchange, and other significant terms.  Disclose when sales through these distributors are recognized, if different from your usual policy of recognizing revenue upon product shipment.  If you recognize revenue on shipment of product to distributors, explain why you believe this practice is appropriate.  Refer to the guidance in paragraph 6 of SFAS 48 in your response.

Distributors, which purchase our products from us and then re-sell them to manufacturers in separate unrelated transactions, are treated, for accounting purposes, the same as any other customer.  We do not offer or grant different return or warranty terms, payment terms, price protection and/or discounts to distributors that are not offered to other customers. A distributor takes title of our products upon shipment to it and is liable to the Company for payments due under typical terms and not subject to any contingencies (i.e., not liable until sold to a third party or can not sell it, so it returns the product is not accepted).  We do not keep any inventory with a distributor under consignment or other similar terms.

As discussed further in our response to your comment 3, revenue is recognized upon shipment to the customer.

6.
We note the $451,000 in accrued compensation expenses as one of your reclassifications for the December 31, 2006 balance sheet.  Please explain the nature of this reclassification and the error to which it relates.

This balance represents an amount that was previously classified in “other accrued expenses” in the originally reported 2006 balance sheet.  As part of conforming the 2006 balance sheet to reflect the 2007 presentation, certain accrued balances were reclassified.  We now note that these balances should have been included within the “Reclassifications” sub section within footnote 1 on page 50.  The amount noted was simply a reclassification and was not related to an error previously reported.

7.
Your disclosure on page 61 indicates that you incorrectly classified the net carrying value of select Lynch Systems assets as assets held for sale during the three months ended June 30, 2007, instead of asset held for use.  We note you subsequently reclassified the net carrying value and related accumulated depreciation on your balance sheet.  Please explain how you adjusted the related depreciation expense on your statement of operations for June 30, 2007 and subsequent quarters and quantify the amounts.

The original adjustment to classify the Lynch Systems assets to assets held for sale would have been made in May 2007 as that was the time the sale agreement with respect to select Lynch Systems assets and liabilities was first entered into. It should be noted that originally, the buyer of the Lynch Systems assets and liabilities wanted to acquire the land and related buildings, but at the “11th hour” decided against it.  As it relates to proper accounting for depreciation expense, the buildings should have stopped being depreciated at the point in time a decision to sell them was made (in May 2007).  However, upon the completion of the Company’s closing and reporting procedures for the year ended 2007, it was noted that depreciation of the buildings had continued unchanged from May through December 2007.  In regards to depreciation expense needing to be adjusted for the reclassification of the assets held for sale as assets held and used, no adjustment was needed as the buildings continued to be depreciated as of the quarterly period ending June 30, 2007.

It should also be noted that the Company recorded an impairment charge for these same assets effective June 2007. The impairment triggering event was the sale of select Lynch Systems’ assets and liabilities on June 19, 2007.  The difference in depreciation expense for the last portion of June would have been less than $1,800.  The Company deemed this to be immaterial and did not include it within its restatement adjustments.  The Company did adjust its recognized depreciation for subsequent quarters in an amount of approximately $19,000 per quarter.  The Company also believed that this amount was immaterial and therefore did not include it in the September 2007 quarterly restatement table.

As requested in your letter, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to call me at (407) 298-2000 extension 146.

Very truly yours,

/s/ Harold Castle
------------------------------
Harold Castle
Chief Financial Officer

cc:	Mark A. Spelker, J.H. Cohn LLP
Anthony Pustorino, Audit Committee Chair, LGL
David J. Adler, Olshan Grundman Frome Rosenzweig & Wolosky LLP